# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Jiuzi Holdings, Inc., CIK 0001816172
CUSIP: G51400151
Title of class of securities: Ordinary Shares, par value $0.078 per share
Address of issuer's principal executive offices: No.168 Qianjiang Nongchang Gengwen Rd, 15th Fl Xiaoshan Dist., Hangzhou City, Zhejiang Province, China (F4), 310000
Date of event which requires filing of this statement: 08/14/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001079973-25-001570
Filed by CIK 0001702202

## Reporting persons
- L1 Capital Global Opportunities Master Fund, Ltd.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); sole voting power 988,305; shared voting power 0; sole dispositive power 988,305; shared dispositive power 0; aggregate amount beneficially owned 988,305 (1.9% of the class)

## Item 1. Issuer
Name of issuer: Jiuzi Holdings, Inc.
Address of issuer's principal executive offices: No.168 Qianjiang Nongchang Gengwen Rd, 15th Floor, Xiaoshan Dist., Hangzhou City, Zhejiang Province 310000 People's Republic of China

## Item 2. Person Filing
Name of person filing: L1 Capital Global Opportunities Master Fund, Ltd.
Address of principal business office or, if none, residence:
3rd Floor, Citrus Grove Building, 106 Goring Ave.
George Town
PO Box 10085
Grand Cayman, Cayman Islands KY1-1001
Citizenship: Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
988,305

This Amendment No. 2 refers to a Schedule 13G/A filed with the Securities and Exchange Commission on November 14, 2025, covering 4,000,000 Warrants to purchase Ordinary Shares purchased on September 30, 2025. The amounts in Row (5), (7) and (9) include 988,305 Warrants to purchase Ordinary Shares. The percentage set forth on Row (11) of the cover page for the reporting person is based on 51,512,759 Ordinary Shares outstanding as of July 27, 2026, based on correspondence from the Issuer.

David Feldman and Joel Arber are the Directors of L1 Capital Global Opportunities Master Fund, Ltd. As such, L1 Capital Global Opportunities Master Fund, Ltd., Mr. Feldman, and Mr. Arber may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the issuer's securities described herein. To the extent Mr. Feldman and Mr. Arber are deemed to beneficially own such securities, Mr. Feldman and Mr. Arber disclaim beneficial ownership of these securities except to the extent of its pecuniary interest therein, and the inclusion of these shares in this report shall not be deemed an admission of beneficial ownership of all of the reported shares for purposes of Section 13 and the rules thereunder.
Percent of class: 1.9%
Sole power to vote or to direct the vote: 988,305
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 988,305
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- L1 Capital Global Opportunities Master Fund, Ltd.: /s/ David Feldman, David Feldman, Director (08/14/2026)